Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report — Deloitte & Touche LLP	2-3

Audited Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statement of Member’s Capital	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8-33

Supplemental Oil and Natural Gas Disclosures (Unaudited)	34-38

INDEPENDENT AUDITOR’S REPORT

The Member of Sabine Oil & Gas LLC

We have audited the accompanying consolidated financial statements of Sabine Oil & Gas LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, member’s capital and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sabine Oil & Gas LLC and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the accompanying 2012 consolidated financial statements have been restated to correct errors. Our opinion is not modified with respect to this matter.

Disclaimer of Opinion on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information on oil and natural gas producing activities is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. This supplementary information is the responsibility of the Company’s management. Such information has not been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, accordingly it is inappropriate to and we do not express an opinion on the supplementary information referred to above.

/s/ DELOITTE & TOUCHE LLP

March 31, 2014

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Balance Sheets

As of December 31, 2013 and 2012

	December 31,	December 31,
	2013	2012
	(in thousands)
	(Unaudited)	(As Restated)
Assets
Current assets:
Cash and cash equivalents	$11,821	$6,193
Accounts receivable, net	71,384	33,190
Prepaid expenses and other current assets	2,910	3,618
Derivative instruments	7,806	54,855
Other short term assets	—	515
Total current assets	93,921	98,371
Property, plant and equipment:
Oil and natural gas properties (full cost method)
Proved	3,204,317	2,825,430
Unproved	208,823	332,898
Gas gathering and processing equipment	19,577	15,564
Office furniture and fixtures	11,167	9,262
	3,443,884	3,183,154
Accumulated depletion, depreciation and amortization	(2,063,842)	(1,926,944)
Total property, plant and equipment, net	1,380,042	1,256,210
Other assets:
Derivative instruments	4,332	1,651
Deferred financing costs, net	26,502	29,827
Goodwill	173,547	173,547
Other long term assets	375	953
Total other assets	204,756	205,978
Total assets	$1,678,719	$1,560,559
Liabilities and member's capital
Current liabilities:
Accounts payable - trade	$16,148	$3,074
Royalties payable	33,964	8,814
Accrued interest payable	23,891	15,523
Accrued exploration and development	75,819	23,281
Accrued operating expenses and other	47,602	31,102
Derivative instruments	11,625	3,875
Other short term liabilities	278	251
Total current liabilities	209,327	85,920
Long term liabilities:
Credit facility	250,000	405,000
Term loan	645,272	490,127
Senior notes	348,040	347,411
Asset retirement obligation	13,798	13,580
Derivative instruments	11,272	18,017
Other long term liabilities	—	71
Total long term liabilities	1,268,382	1,274,206
Commitments and contingencies
Member's capital:
Member's capital	1,523,008	1,533,008
Accumulated deficit	(1,321,998)	(1,332,575)
Total member's capital	201,010	200,433
Total liabilities and member's capital	$1,678,719	$1,560,559

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Statements of Operations

For the Years Ended December 31, 2013 and 2012

	For the Year Ended December 31,
	2013	2012
	(in thousands)
	(Unaudited)	(As Restated)
Revenues
Oil, natural gas liquids and natural gas	$354,223	$177,422
Other	755	24
Total revenues	354,978	177,446

Operating expenses
Lease operating	42,491	41,011
Workover	2,160	2,638
Marketing, gathering, transportation and other	17,567	17,491
Production and ad valorem taxes	17,824	4,400
General and administrative	27,469	21,434
Depletion, depreciation and amortization	137,068	91,353
Accretion	952	862
Impairments	1,125	664,438
Total operating expenses	246,656	843,627
Other income (expenses)

Interest expense, net of capitalized interest	(99,471)	(49,387)
Gain on derivative instruments	814	29,267
Other income (expenses)	912	(498)
Total other expenses	(97,745)	(20,618)
Net income (loss) including noncontrolling interests	10,577	(686,799)
Less: Net income applicable to noncontrolling interests	—	17
Net income (loss) applicable to controlling interests	$10,577	$(686,782)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Statement of Member’s Capital

For the Years ended December 31, 2013 and 2012

(in thousands)

	Member's Capital		Amounts Receivable		Noncontrolling	Total Member's
	Units	Value	from Member	Accumulated Deficit	Interests	Capital
Balance as of December 31, 2011 - As Restated	1,270	$1,267,698	$(41)	$(645,793)	$2,264	$624,128

Member's contributions	88	87,467	—	—	—	87,467
In-kind contributions	178	178,000	—	—	—	178,000
Amounts receivable from member	—	—	41	—	—	41
Distributions - noncontrolling interests	—	—	—	—	(175)	(175)
Distributions to member for state tax withholding	—	(157)	—	—	—	(157)
Sale of noncontrolling interests	—	—	—	—	(2,072)	(2,072)
Net loss applicable to controlling interests	—	—	—	(686,782)	—	(686,782)
Net loss applicable to noncontrolling interests	—	—	—	—	(17)	(17)
Balance as of December 31, 2012 - As Restated	1,536	$1,533,008	$—	$(1,332,575)	$—	$200,433

Distributions to member	—	(10,000)	—	—	—	(10,000)
Net income	—	—	—	10,577	—	10,577
Balance as of December 31, 2013 - (Unaudited)	1,536	$1,523,008	$—	$(1,321,998)	$—	$201,010

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Statements of Cash Flows

For the Years ended December 31, 2013 and 2012

	For the Year Ended December 31,
	2013	2012
	(in thousands)
	(Unaudited)	(As Restated)
Cash flows from operating activities:
Net income (loss), including noncontrolling interest	$10,577	$(686,799)

Adjustments to reconcile net income to net cash provided by operating activities:

Depletion, depreciation and amortization	137,068	91,353
Impairments	1,125	664,438
Loss on sale of asset	—	651
Accretion expense	952	862
Accrued interest expense	10,328	2,372
Amortization of deferred rent	(249)	(532)
Amortization of deferred financing costs	9,587	4,020
Loss on derivative instruments	46,545	75,735
Amortization of option premiums	(1,171)	(56)
Amortization of prepaid expenses	4,787	2,546
Non cash distribution to member	—	(157)
Working capital and other changes:
Increase in accounts receivable	(38,195)	(8,431)
Increase in other assets	(7,248)	(5,811)
Increase in accounts payable, royalties payable and accrued liabilities	43,092	3,975
Net cash provided by operating activities	217,198	144,166

Cash flows from investing activities:
Oil and gas property additions	(360,080)	(170,970)
Oil and gas property acquisitions	—	(559,066)
Cash received from insurance proceeds	604	12,680
Gas processing equipment additions	(4,014)	(5,409)
Other asset additions	(2,075)	(384)
Cash received from sale of assets	171,756	35,764
Net cash used in investing activities	(193,809)	(687,385)

Cash flows from financing activities:
Borrowings under senior secured revolving credit facility	193,000	123,000
Borrowings under second lien term loan	153,500	490,000
Debt repayments for the senior secured revolving credit facility	(348,000)	(136,000)
Deferred financing costs	(6,261)	(19,227)
Member’s contributions	—	87,508
Distributions - noncontrolling interests	—	(175)
Distributions to member	(10,000)	—
Net cash provided by (used in) financing activities	(17,761)	545,106

Net increase in cash and cash equivalents	5,628	1,887
Cash and cash equivalents, beginning of period	6,193	4,306
Cash and cash equivalents, end of period	$11,821	$6,193

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

1.         Organization

Effective December 19, 2012, NFR Energy LLC was renamed Sabine Oil & Gas LLC (“Sabine” or “the Company”). The Company was established as a Delaware limited liability company in late 2006 to invest in oil and natural gas exploration opportunities within the onshore U.S. market. The Company is wholly owned by Sabine Oil & Gas Holdings II LLC, a Delaware limited liability company (“Holdings II” or “Member”), which is wholly owned by Sabine Oil & Gas Holdings LLC, a Delaware limited liability company (“Holdings”). The Company’s sole membership interest is owned by Holdings. Currently, affiliates of First Reserve Corporation (“First Reserve”), own approximately 99.76% of the common equity interests of Holdings and the remaining interests are owned by certain members of the Company’s management and board of representatives.

The Company operates in the exploration and production segment of the energy industry and is pursuing development and exploration projects in a variety of forms including operated and non-operated working interests, joint ventures, farm-outs, and acquisitions, in both conventional and unconventional resources. Sabine is a holding company which conducts its operations through its subsidiaries, which own the operating assets of the Company.

2.         Significant Accounting Policies

Basis of Presentation

The Company presents its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). The accompanying consolidated financial statements include Sabine and its subsidiaries. All intercompany transactions have been eliminated.

Restatement of Previously Issued Financial Statements

The Company is restating its financial statements for the year ended December 31, 2012 with respect to the accounting and disclosures for certain derivative financial transactions under Accounting Standards Codification Topic 815, Derivatives and Hedging (“ASC 815”). The Company determined that the documentation it had prepared to support its initial hedge designations for effectiveness in connection with the Company’s oil and natural gas hedging program was not compliant with the technical documentation requirements to qualify for cash flow hedge accounting treatment in accordance with ASC 815, and as a result, the Company was not permitted to utilize hedge accounting treatment in the preparation of its financial statements.

Under ASC 815, the fair value of hedge contracts is recognized in the Company’s Consolidated Balance Sheets as an asset or liability, as the case may be, and the amounts received or paid under the hedge contracts are reflected in earnings during the period in which the underlying production occurs. If the hedge contracts qualify for cash flow hedge accounting treatment, the fair value of the hedge contract that is effective in offsetting changes in expected cash flows (the effective portion) is recorded in “Accumulated other comprehensive income”, and the effective portion of the changes in the fair value do not affect net income in the period. The portion of the change in fair value of the qualified derivative instrument that is not effective in offsetting changes in expected cash flows (the ineffective portion), as well as any amount excluded from the assessment of the effectiveness of the derivative instruments, are recognized in earnings. If the hedge contract does not qualify for hedge accounting treatment, the change in the fair value of the hedge contract is reflected in earnings during the period as a “Gain (loss) on derivatives” within revenues on the Consolidated Statements of Operations. Under the cash flow hedge accounting treatment used by the Company, the effective portion of the fair value of the hedge contracts was recognized in the Consolidated Balance Sheets with the offsetting gain or loss recorded initially in “Accumulated other comprehensive income” and later reclassified through earnings when the hedged production impacted earnings. The ineffective portion of the designated derivative instruments was recognized in “Gain on derivative instruments” within Other income (expenses) on the Consolidated Statements of Operations. As a result of the determination that the designation documentation failed to meet the requirements necessary to utilize cash flow hedge accounting treatment, any gain or loss resulting from changes in fair value should have been recorded in the Consolidated Statements of Operations as a component of earnings. The Company previously recognized gains and losses resulting from the settlement of its designated derivative financial instruments as a component of revenues, and has reclassified gains of $107.4 million in 2012

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

to “Gain on derivative instruments” within Other income (expenses) as a result of eliminating hedge accounting. In addition, the Company reclassified $67.8 million of losses in 2012 from “Accumulated other comprehensive income” to “Gain on derivative instruments” within Other income (expenses). Because the derivatives did not qualify for hedge accounting, the inclusion of hedge value for designated contracts in the full cost ceiling calculation at all balance sheet dates when the ceiling test was performed was not appropriate. Thus, our full cost ceiling calculations were revised and resulted in restatements to increase impairment expense recognized in earlier periods and a reduction to our ceiling test impairment expense of $62.0 million in 2012 as well as requiring a restatement to decrease depletion expense by $4.5 million in 2012.

Additionally, the Company is restating its financial statements for the year ended December 31, 2012 with respect to reversing the $14.5 million bargain purchase gain recognized for our December 17, 2012 acquisition of certain oil and natural gas properties in South Texas. We reduced the fair value allocated to the oil and gas properties acquired to reflect the consideration paid which was a reflection of market participants and similar transactions in the same period. The impact of this restatement was considered regarding the full cost ceiling calculation at December 31, 2012 for adjustment to impairment expense of $14.3 million and depletion expense of $0.2 million.

Certain other reclassifications have been made to prior periods. These reclassifications include the correction of pricing differentials of $3.7 million in 2012, which were previously reported as “Marketing, gathering, transportation and other” costs and are currently reported as “Oil, natural gas liquids and natural gas” revenues as a reflection of realized pricing, as well a $9.9 million reclassification of loss from “Loss on sale of assets” to “Impairments” in 2012. These reclassifications also include a $5.1 million correction of the classification of our option premiums previously reported as “Other short term liabilities” and “Other long term liabilities” and currently reported as short term and long term derivatives assets in accordance with netting requirements. These reclassifications have no impact on previously reported net income and management believes they are immaterial to previously reported financial information.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The following table represents the impact of this restatement on relevant financial statement line items in our Consolidated Balance Sheet:

	December 31, 2012
	As Reported	Adjustments	As Restated
	(in thousands)
Assets
Property, plant and equipment:
Oil and natural gas properties (full cost method)
Proved	$2,839,900	$(14,470)	$2,825,430
Accumulated depletion, depreciation and amortization	(1,851,998)	(74,946)	(1,926,944)
Other assets:
Derivative instruments	6,731	(5,080)	1,651
Total assets	$1,655,055	$(94,496)	$1,560,559
Liabilities and member’s capital
Long term liabilities:
Other long term liabilities	$5,151	$(5,080)	$71
Member’s capital:
Accumulated deficit	(1,306,203)	(26,372)	(1,332,575)
Accumulated other comprehensive income	63,044	(63,044)	—
Total liabilities and member’s capital	$1,655,055	$(94,496)	$1,560,559

The following table represents the impact of this restatement on relevant financial statement line items in our Consolidated Statements of Operations:

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

	Year ended December 31, 2012
	As Reported	Adjustments	As Restated
	(in thousands)

Revenues
Oil, natural gas liquids and natural gas	$181,098	$(3,676)	$177,422
Gain on derivative instruments	107,374	(107,374)	—
Total revenues	288,496	(111,050)	177,446

Operating expenses
Marketing, gathering, transportation and other	21,167	(3,676)	17,491
Depletion, depreciation and amortization	96,096	(4,743)	91,353
Gain on bargain purchase	(14,470)	14,470	—
Impairments	730,916	(66,478)	664,438
Loss on sale of assets	9,880	(9,880)	—
Total operating expenses	913,934	(70,307)	843,627
Other income (expenses)
Gain (loss) on derivative instruments	(10,312)	39,579	29,267
Total other income (expenses)	(60,197)	39,579	(20,618)
Net loss including noncontrolling interests	(685,635)	(1,164)	(686,799)
Net loss applicable to controlling interests	$(685,618)	$(1,164)	$(686,782)

The following table represents the impact of this restatement on relevant financial statement line items in our Consolidated Statement of Member’s Capital:

	Member’s Capital		Amounts Receivable		Other Comprehensive	Noncontrolling	Total Member’s
	Units	Value	from Member	Accumulated Deficit	Income (loss)	Interests	Capital

Balance as of December 31, 2011 - (As Reported)	1,270	$1,267,698	$(41)	$(620,585)	$130,837	$2,264	$780,173

Adjustments to comprehensive loss:
Net loss applicable to controlling interests	—	—	—	(25,208)	—	—	(25,208)
Unrealized loss on derivative contracts	—	—	—	—	(130,837)	—	(130,837)
Total

Balance as of December 31, 2011 - (As Restated)	1,270	$1,267,698	$(41)	$(645,793)	$—	$2,264	$624,128

	Member’s Capital		Amounts Receivable		Other Comprehensive	Noncontrolling	Total Member’s
	Units	Value	from Member	Accumulated Deficit	Income (loss)	Interests	Capital

Balance as of December 31, 2012 - (As Reported)	1,536	$1,533,008	$—	$(1,306,203)	$63,044	$—	$289,849

Adjustments to comprehensive loss:
Net loss applicable to controlling interests	—	—	—	(26,372)	—	—	(26,372)
Unrealized loss on derivative contracts	—	—	—	—	(63,044)	—	(63,044)
Total

Balance as of December 31, 2012 - (As Restated)	1,536	$1,533,008	$—	$(1,332,575)	$—	$—	$200,433

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The following table represents the impact of this restatement on relevant financial statement line items in our Consolidated Statements of Cash Flows:

	Year ended December 31, 2012
	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows from operating activities:
Net loss, including noncontrolling interest	$(685,635)	$(1,164)	$(686,799)
Adjustments to reconcile net loss to net cash provided by operating activities:

Depletion, depreciation and amortization	96,096	(4,743)	91,353
Impairments	730,916	(66,478)	664,438
Loss on sale of asset	10,531	(9,880)	651
Loss on derivative instruments	7,940	67,795	75,735
Gain on bargain purchase	(14,470)	14,470	—
Net cash provided by operating activities	$144,166	$—	$144,166

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company’s significant receivables are comprised of oil and natural gas revenue receivables. The amounts are due from a limited number of entities; therefore, the collectability is dependent upon the general economic conditions of a few purchasers. The Company regularly reviews collectability and establishes the allowance for doubtful accounts as necessary using the specific identification method. The receivables are not collateralized.

Derivative instruments subject the Company to a concentration of credit risk (see Note 8).

Inventory

Inventory, which is included in “Prepaid expenses and other current assets” on our Consolidated Balance Sheets, consists principally of tubular goods, spare parts, and equipment used in our drilling operations. The inventory balance, net of impairments, was $0.7 million and $1.6 million as of December 31, 2013 and 2012, respectively. Inventory is stated at the lower of weighted average cost or market. Under this method, impairments relating to obsolete inventory were $1.1 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively, and are included in “Impairments” in the Consolidated Statements of Operations.

Oil and Natural Gas Properties and Equipment

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method, the Company capitalizes all acquisition, exploration, and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits, and other internal costs directly attributable to these activities. The Company

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

capitalized $6.6 million and $2.7 million of internal costs during the years ended December 31, 2013 and 2012, respectively. Costs associated with production and general corporate activities are expensed in the period incurred. The Company also includes the present value of its dismantlement, restoration and abandonment costs within the capitalized oil and natural gas property balance (see “Asset Retirement Obligation” below). Unless a significant portion of the Company’s proved reserve quantities is sold (greater than 25%), proceeds from the sale of oil and natural gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas.

Depletion of proved oil and natural gas properties is computed using the units-of-production method based upon estimated proved oil and natural gas reserves. The costs of unproved properties are withheld from the depletion base until such time as they are either developed or abandoned. Unproved properties are reviewed on a quarterly basis for impairment, and if impaired, are reclassified to proved properties and included in the ceiling test and depletion calculations.

Under the full cost method of accounting, a ceiling test is performed on a quarterly basis. The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. The ceiling test determines a limit on the book value of oil and natural gas properties. The capitalized costs of proved oil and natural gas properties, net of “Accumulated depletion, depreciation and amortization” (accumulated DD&A) on our Consolidated Balance Sheets, may not exceed the estimated future net cash flows from proved oil and natural gas reserves, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on our Consolidated Balance Sheets, using the unweighted average first-day-of-the-month prices for the prior twelve month period ended December 31, 2013 and 2012 (adjusted for quality and basis differentials), held flat for the life of production, discounted at 10%, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized. If capitalized costs exceed this limit, the excess is charged to expense and reflected as accumulated DD&A.

For the year ended December 31, 2013 the Company did not recognize an impairment for the carrying value of proved oil and natural gas properties in excess of the ceiling limitation. For the year ended December 31, 2012 the Company recognized an impairment of $641.8 million for the carrying value of proved oil and natural gas properties in excess of the ceiling limitation mostly as a result of the decline of oil and natural gas prices. The average of the unweighted first day of the month prices for the prior twelve month period ended December 31, 2013 was $3.67 per Mcf for natural gas. Additionally, the average of the unweighted first day of the month prices for the prior twelve month period ended December 31, 2013 was $96.78 per Bbl for oil. As of December 31, 2013, the ceiling limitation exceeded the carrying value of proved oil and natural gas properties by approximately $201 million. The Company could have a reduction in our asset carrying value for oil and natural gas properties if the average of the unweighted first day of the month natural oil and natural gas prices for the prior twelve month periods declines.

Gathering assets and related facilities, certain other property and equipment, and furniture and fixtures are depreciated using the straight-line method based on the estimated useful lives of the respective assets, generally ranging from 3 to 30 years. These assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is then recognized if the carrying amount is not recoverable and exceeds fair value. No impairment charge for gas gathering and processing equipment was recorded in the year ended December 31, 2013. In 2012, we recorded impairment charges for gas gathering and processing equipment of $21.4 million based on expected present value and estimated future cash flows using current volume throughput and pricing assumptions, for properties which were subsequently sold in August 2012. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Repairs and maintenance costs are expensed in the period incurred.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The Company’s depletion, depreciation and amortization (DD&A) expense on our oil and natural gas properties is calculated each quarter utilizing period end reserve quantities. For the years ended December 31, 2013 and 2012, the Company recorded $134.2 million and $87.6 million, respectively, of depletion on oil and natural gas properties. As a rate of production, depletion was $2.10 per Mcfe and $1.80 per Mcfe for the years ended December 31, 2013 and 2012, respectively.

For the years ended December 31, 2013 and 2012, the Company received insurance proceeds of $0.6 million and $12.7 million, respectively, which were netted with the replacement costs recognized in oil and natural gas properties. Insurance proceeds were received as the result of control of well events during drilling or completion operations in East Texas.

Capitalized Interest

The Company capitalizes interest costs to oil and natural gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. The Company capitalized $13.0 million and $4.3 million of interest during the years ended December 31, 2013 and 2012, respectively.

Leases

The Company accounts for leases with escalation clauses and rent holidays on a straight-line basis. The deferred rent expense liability associated with future lease commitments is reported under the caption “Other short term liabilities” on our Consolidated Balance Sheets.

Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments to achieve a more predictable cash flow from its oil and natural gas production by reducing its exposure to price fluctuations. Such derivative instruments, which are placed with major financial institutions who are participants in the Company’s Credit Facility (see Note 5)  that the Company believes are minimal credit risks, may take the form of forward contracts, futures contracts, swaps, options, or basis swaps.

At December 31, 2013, substantially all of our oil and natural gas derivative contracts are settled based upon reported New York Mercantile Exchange (NYMEX) prices. Our derivative contracts are with multiple counterparties to minimize our exposure to any individual counterparty, and we have netting arrangements with all of our counterparties that provide for offsetting payables against receivables from separate hedging arrangements with that counterparty. The oil and natural gas reference prices, upon which the commodity derivative contracts are based, reflect various market indices that have a generally high degree of historical correlation with actual prices received by the Company for its oil and natural gas production. Our fixed-price swap and option agreements are used to fix the sales price for our anticipated future oil and natural gas production. Upon settlement, the Company receives a fixed price for the hedged commodity and receives or pays our counterparty a floating market price, as defined in each instrument. The instruments are settled monthly. When the floating price exceeds the fixed price for a contract month, the Company pays our counterparty. When the fixed price exceeds the floating price, our counterparty is required to make a payment to the Company.

Our derivatives instruments at December 31, 2013 included natural gas basis swaps in addition to fixed price swaps and oil and natural gas options. The basis swaps are used to minimize exposure to fluctuating differentials on certain pricing indices against other pricing indices. These instruments are settled monthly. Upon settlement, the Company will pay a floating price on a specified index, and the counterparty will pay a floating price on a different specified index, either of which may include a specified differential. When the Company’s specified index price is less than the counterparties, the counterparty will pay the Company. When the Company’s specified index price is greater than the counterparties specified index price, the Company will pay the counterparty. Additionally, the Company has bought and sold natural gas puts, bought and sold oil and natural gas calls and sold oil puts. For the oil and natural gas calls, the counterparty has the option to purchase a set volume of the contracted commodity at a contracted price on a contracted date in the future. For the oil and natural gas puts, the counterparty has the option to sell a contracted volume of the commodity at a contracted price on a contracted date in future.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The Company records balances resulting from commodity risk management activities on the Consolidated Balance Sheets as either assets or liabilities measured at fair value. Gains and losses from the change in fair value of derivative instruments and cash settlements on commodity derivatives are presented within “Gain on derivative instruments” located in Other income (expenses) in the Consolidated Statements of Operations.

Deferred Financing Costs

Deferred financing costs of approximately $6.3 million and $19.2 million were incurred during 2013 and 2012, respectively, and include costs associated with the Company’s term loan agreement (“Term Loan”) and senior secured revolving credit facility (“Credit Facility”) (see Note 5). Deferred financing costs associated with the Term Loan, Credit Facility and 9.75% senior unsecured notes due 2017 (the “2017 Notes”) are being amortized over the life of the respective obligations with $9.0 million and $3.2 million included in interest expense during 2013 and 2012, respectively. As a result of reductions in the borrowing base of our Credit Facility, the Company also expensed $0.6 million and $0.8 million, in 2013 and 2012, respectively.

Financial Instruments

The Company’s financial instruments including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s Credit Facility and Term Loan are reported at carrying value which approximates fair value based on current rates applicable to similar instruments. Since considerable judgment is required to develop estimates of fair value, the estimates provided are not necessarily indicative of the amounts the Company could realize upon the purchase or refinancing of such instruments. The Company’s derivative instruments are reported at fair value based on Level 2 fair value methodologies and the 2017 Notes are reported at carrying value but further compared to fair value based on Level 2 fair value methodologies (see Note 9).

Goodwill

Goodwill represents the excess of the purchase price of an asset over the estimated fair value of the assets acquired. The Company assesses the carrying amount of goodwill by testing for impairment annually and when impairment indicators arise. Goodwill totaled $173.5 million at December 31, 2013 and 2012. The goodwill was recognized during 2012 as a result of our December 2012 acquisitions discussed in Note 4 — Property Acquisitions and Divestitures. No impairment of goodwill was recognized during 2013 and 2012.

Asset Retirement Obligations

If a reasonable estimate of the fair value of an obligation to perform site reclamation, dismantle facilities or plug and abandon wells can be made, we record an “Asset retirement obligation” (“ARO”) as a liability and capitalize the present value of the asset retirement cost in “Oil and natural gas properties” on our Consolidated Balance Sheets in the period in which the retirement obligation is incurred. In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation assuming the normal operation of the asset, using current prices that are escalated by an assumed inflation factor up to the estimated settlement date, which is then discounted back to the date that the abandonment obligation was incurred using an assumed cost of funds for our company. After recording these amounts, the ARO is accreted to its future estimated value using the same assumed cost of funds and the additional capitalized costs are depreciated on a unit-of-production basis within the related full cost pool. The capitalized costs associated with an ARO are included in the amortization base for purposes of calculating the ceiling test.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The information below reconciles the recorded amount of our asset retirement obligations:

	For the year ended December 31,
	2013	2012
	(in thousands)

Beginning balance	$13,580	$15,348
Liabilities incurred	993	1,887
Liabilities disposed	(1,678)	(4,689)
Liabilities settled	(49)	(102)
Change in estimate	—	274
Accretion expense	952	862
Ending balance	$13,798	$13,580

Revenue Recognition

The Company records revenues from the sales of oil, natural gas liquids and natural gas when produced, sold and collectability is ensured. The Company uses the entitlement method that requires revenue recognition for the Company’s net revenue interest of sales from its properties. Accordingly, oil, natural gas liquids and natural gas sales are not recognized for deliveries in excess of the Company’s net revenue interest, while oil, natural gas liquids and natural gas sales are recognized for any under delivered volumes. Production imbalances are generally recorded at estimated sales prices of the anticipated future settlements of the imbalances. The Company had no material overproduction or underproduction at December 31, 2013 and 2012.

Additionally, the Company owns and operates certain gathering facilities in Texas and charges fees to collect and transport produced natural gas from common delivery points to locations along the sales stream. These gathering fees are reported in “Other revenue” on the Consolidated Statements of Operations for the years ended December 31, 2013 and 2012.

Use of Estimates

The preparation of the consolidated financial statements for the Company in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company’s consolidated financial statements are based on a number of significant estimates, including oil, natural gas liquids and natural gas reserve quantities that are the basis for the calculation of DD&A and impairment of oil, natural gas liquids and natural gas properties, and timing and costs associated with its asset retirement obligations.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the Member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying consolidated financial statements. Any uncertain tax position taken by the Member is not an uncertain position of the Company.

In accordance with the operating agreement of the Company, to the extent possible without impairing the Company’s ability to continue to conduct its business and activities, and in order to permit its Member to pay taxes on the taxable income of the Company, the Company would be required to make distributions to the Member in the amount equal to the estimated tax liability of such Member computed as if the Member paid income tax at the highest marginal federal and state rate applicable to an individual resident of New York, New York, in the event that taxable income is generated for the Member. There was no taxable income and therefore no distributions to the Member in 2013 or 2012.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update 2011-11, “Disclosures About Offsetting Assets and Liabilities” (ASU 2011-11), which was clarified by Accounting Standards Update 2013-01. These updates amend the disclosure requirements on offsetting assets and liabilities by requiring improved information about financial instruments and derivative instruments that have a right of offset or are subject to an enforceable master netting arrangement or similar agreement. This information will enable users of a company’s financial statements to evaluate the effect or potential effect of netting arrangements on a company’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The Company is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company adopted the provisions of ASU 2011-11 in the quarter ended March 31, 2013. As ASU 2011-11 relates to disclosure requirements, there will be no impact on the Company’s financial condition or results of operations. Refer to Note 8 for updated disclosure.

3.         Significant Customers

During the year ended December 31, 2013, purchases by three companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of the Company. Purchases by Eastex Crude Company, Enbridge Pipeline (East Texas) LP and CP Energy LLC accounted for approximately 19%, 16% and 11% of oil, natural gas liquids and natural gas sales, respectively. During the year ended December 31, 2012, purchases by four companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of the Company. Purchases by Enbridge Pipeline (East Texas) LP, Shell Trading (US) Company, Texla Energy Management LLC and Eastex Crude Company accounted for approximately 17%, 14%, 13% and 12% of oil, natural gas liquids and natural gas sales, respectively.

4.         Property Acquisitions and Divestitures

On December 18, 2013, the Company closed on the sale of our interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area for $169.0 million, net of certain purchase price adjustments. The sale of the Texas Panhandle and surrounding Oklahoma properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized.

On April 30, 2013, the Company closed on the purchase of interests in approximately 5,000 net acres in South Texas for approximately $14.9 million. The acquisition does not qualify as a business combination under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”).

Total costs incurred for oil and natural gas property acquisitions for 2012 were approximately $737.1 million, net of purchase price adjustments, of which $145.1 million related to unproved property, $420.2 million related to proved property acquisitions, and $173.5 million related to goodwill. Total costs incurred for related gathering and processing facilities was approximately $5.7 million, net of purchase price adjustments.

The results of the acquisitions described below are included in the accompanying Consolidated Statements of Operations since each acquisitions respective close date.

On December 14, 2012, the Company closed the acquisition of certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area for $657.8 million, net of purchase price adjustments. The acquisition was funded in part by $181.6 million of equity contributed by the Member with the remaining balance funded from the proceeds of the Term Loan.  This acquisition qualified as a business combination. The Company recorded a fair value of $340.9 million for proved property and $145.1 million for unproved acreage, net of the ARO liability assumed of $1.7 million. This transaction resulted

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

in the recognition of $173.5 million of goodwill for the excess of the consideration transferred over the net assets received and represents the future economic benefits arising from assets acquired that could not be individually identified and separately recognized. The valuation to derive the purchase price included both proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates.

The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed as of the date of acquisition (in millions):

Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved properties	$340.9
Unproved properties	145.1
Goodwill	173.5
Asset retirement obligation	(1.7)

Consideration, net of accrued purchase price adjustments	$657.8

The unaudited pro forma results presented below have been prepared to give the effect of the acquisition discussed above on our results of operations for the year ended December 31, 2012 as if it had been consummated on January 1, 2011. The unaudited pro forma results do not purport to represent what our actual results of operations would have been if the acquisition had been completed on such date or to project our results of operations for any future date or period.

	Year ended
	December 31, 2012
	Actual	Pro Forma
	(in thousands)
	(As Restated)
Pro Forma (unaudited)
Total revenues	$177,446	$258,362
Net loss applicable to controlling interests (1)	$(686,782)	$(385,929)

(1)  Reductions in operating expenses due to pro forma ceiling test impact of $252.1 million for 2012 have been included in pro forma results above.

On December 17, 2012, the Company closed the acquisition of certain oil and natural gas properties in South Texas for $79.3 million, net of purchase price adjustments. This acquisition qualified as a business combination pursuant to ASC 805. The Company recorded a fair value of $79.3 million for proved property. The valuation to derive the purchase price included proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The unaudited pro forma results presented below have been prepared to give the effect of the acquisition discussed above on our results of operations for the year ended December 31, 2012 as if it had been consummated on January 1, 2011. The unaudited pro forma results do not purport to represent what our actual results of operations would have been if the acquisition had been completed on such date or to project our results of operations for any future date or period.

	Year ended
	December 31, 2012
	Actual	Pro Forma
	(in thousands)
	(As Restated)
Pro Forma (unaudited)
Total revenues	$177,446	$181,197
Net loss applicable to controlling interests (1)	$(686,782)	$(648,246)

(1)  Reductions in operating expenses due to pro forma ceiling test impact of $37.8 million for 2012 have been included in pro forma results above.

Acquired properties that are considered to be business combinations are recorded at their fair value. In determining the fair value of the properties, the Company prepares estimates of oil and natural gas reserves. The Company uses estimated future prices to apply to the estimated reserve quantities acquired and the estimated future operating and development costs to arrive at the estimates of future net revenues. For the fair value assigned to proved reserves, the future net revenues are discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition. To compensate for inherent risks of estimating and valuing reserves, proved undeveloped, probable and possible reserves are reduced by additional risk-weighting factors.

On August 31, 2012, the Company closed on the sale of our interests in Montana oil and natural gas properties for $15.8 million, net of purchase price adjustments. The sale of the Montana oil and natural gas properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized. Concurrently with the sale of the Montana oil and natural gas properties, the Company closed on the sale of its controlling ownership interests in Montana gathering entities Lodge Creek Pipelines, LLC and Willow Creek Gathering, LLC for a combined $2.5 million, net of purchase price adjustments.

On May 22, 2012, the Company closed on the sale of its interests in Utah oil and natural gas properties for $18.2 million, net of purchase price adjustments. The sale of the Utah oil and natural gas properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The Company incurred $371.5 million and $56.1 million in development costs, for 2013 and 2012, respectively. The Company incurred exploration costs of $4.6 million and $43.1 million in 2013 and 2012, respectively.

The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties and otherwise if impairment has occurred. Unevaluated properties are grouped by major prospect area where

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

individual property costs are not significant. In addition, we analyze our unevaluated leasehold and transfer to evaluated properties leasehold that can be associated with proved reserves, leasehold that expired in the quarter or leasehold that is not a part of our development strategy and will be abandoned.

The table below sets forth the cost of unproved properties excluded from the amortization base as of December 31, 2013 and the year in which the associated costs were incurred:

	Year of Acquisition
	2013	2012	2011	Prior	Total
	(in millions)
Leasehold acquisition costs	$20.3	$87.7	$2.1	$37.4	$147.5
Development costs (1)	46.3	—	—	4.4	50.7
Capitalized interest	5.3	1.8	1.9	1.6	10.6
Total	$71.9	$89.5	$4.0	$43.4	$208.8

(1) Development costs excluded from the amortization base in accordance with full cost accounting rules.

5.         Long-Term Debt

Senior Notes

On February 12, 2010, we and our subsidiary Sabine Oil & Gas Finance Corporation, formerly NFR Energy Finance Corporation, co-issued $200 million in 9.75% senior unsecured notes due 2017 (the “2017 Notes”) in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 and to persons outside the United States in compliance with Regulation S of the Securities Act of 1933. The 2017 Notes bear interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15 each year commencing August 15, 2010. The 2017 Notes were issued at 98.73% of par. In conjunction with the issuance of the 2017 Notes, the Company recorded a discount of $2.5 million to be amortized over the remaining life of the 2017 Notes utilizing the simple interest method. The remaining unamortized discount was $1.1 million and $1.5 million at December 31, 2013 and 2012, respectively. The 2017 Notes were issued under and are governed by an indenture dated February 12, 2010 between the Company, Sabine Oil & Gas Finance Corporation, the Bank of New York Mellon Trust Company, N.A. as trustee, and the Company’s subsidiaries named therein as guarantors.

All of our restricted subsidiaries that guarantee our senior secured revolving Credit Facility (other than Sabine Oil & Gas Finance Corporation) have guaranteed the 2017 Notes on a senior unsecured basis.

On April 14, 2010, we and Sabine Oil & Gas Finance Corporation issued an additional $150 million in senior notes at 9.75% due 2017. The additional notes were issued at 98.75% of par and bear interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15 of each year commencing August 15, 2010. The additional notes were issued under the same indenture as the 2017 Notes issued on February 12, 2010. The Company recorded a discount of $1.9 million to be amortized over the remaining life of the 2017 Notes utilizing the simple interest method. The remaining unamortized discount was $0.8 million and $1.1 million at December 31, 2013 and 2012, respectively.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

We may redeem the 2017 Notes, in whole or in part, at any time on or after February 15, 2014, at a redemption price (expressed as a percentage of principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2014	104.875
2015	102.438
2016	100.000

The indenture governing the 2017 Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness unless the ratio of our adjusted consolidated EBITDA to our adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.0 to 1.0 (subject to exceptions for borrowings within certain limits under our Credit Facility); pay dividends or repurchase or redeem equity interests; limit dividends or other payments by restricted subsidiaries that are not guarantors to us or our other subsidiaries; make certain investments; incur liens; enter into certain types of transactions with our affiliates; and sell assets or consolidate or merge with or into other companies. However, if the 2017 Notes have an investment grade rating from Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc., and no default or event of default exists under the indenture, we will not be subject to certain of the foregoing covenants.

Senior Secured Revolving Credit Facility

On November 30, 2007, the Company entered into a senior secured revolving credit facility (“Credit Facility”) with a syndicate of banks. Through a series of redeterminations, the Company has amended and restated the Credit Facility. The most recent redetermination effective November 7, 2013, increased the borrowing base from $550 million to $675 million. Effective December 18, 2013, the borrowing base was reduced from $675 million to $620 million due to the sale of certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area. The next scheduled redetermination will be in April 2014.

As of December 31, 2013, commitments under the Credit Facility were $750 million, the borrowing base was $620 million, the outstanding balance amount totaled $250 million and we were able to incur approximately $370 million of additional secured indebtedness under the Credit Facility. The Credit Facility’s maturity date is April 7, 2016.

Subsequent to the period ended December 31, 2013, through March 31, 2014, the Company has borrowed $130 million and has repaid $25 million. As of March 31, 2014 after giving effect to the net amount of borrowings and repayments, the borrowing base under the Credit Facility was $620 million, the outstanding amount totaled $355 million and we had approximately $265 million of secured indebtedness available under the Credit Facility.

Borrowings made under the Credit Facility are guaranteed by first priority perfected liens and security interests on substantially all assets of Sabine and its wholly-owned domestic subsidiaries.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

Interest on borrowings under the Credit Facility accrues at variable interest rates at either a Eurodollar rate or an alternate base rate (ABR). The Eurodollar rate is calculated as London Interbank Offered Rate (LIBOR) plus an applicable margin that varies from 1.75% (for periods in which Sabine has utilized less than 30% of the borrowing base) to 2.75% (for periods in which Sabine has utilized equal to or greater than 90% of the borrowing base). The ABR is calculated as the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50%, or (c) Eurodollar rate on such day (or if such day is not a business day, the immediately preceding business day) plus 1.5%. The Company elects the basis of the interest rate at the time of each borrowing. In addition, Sabine pays a commitment fee of 0.50% under the Credit Facility (quarterly in arrears) for the amount that the aggregate commitments exceed borrowings under the Credit Facility.

Under the Credit Facility, the Company may request letters of credit, provided that the borrowing base is not exceeded or will not be exceeded as a result of issuance of the letter of credit. There were no outstanding letters of credit on December 31, 2013 or 2012.

The Credit Facility requires the Company to comply with certain financial covenants to maintain (a) a current ratio, defined as a ratio of consolidated current assets (including the unused amount of the total commitments under the Credit Facility, but excluding noncash assets under ASC 815, Derivatives and Hedging, to consolidated current liabilities (excluding noncash obligations under ASC 815 and the current maturities under the Credit Facility, determined at the end of each quarter), of not less than 1.0 to 1.0; (b) an interest coverage ratio at the end of each quarter defined as a ratio of EBITDA (as such terms are defined in the Credit Facility) for the period of four fiscal quarters then ending to interest expense for such period of not less than 2.5 to 1.0.

In addition, the Credit Facility contains covenants that restrict, among other things, the Company’s ability to incur other indebtedness, create liens, or sell its assets; merge with other entities; pay dividends; enter into hedging agreements; and make certain investments.

We received a waiver from our lenders to make a one time payment in June 2013 to Nabors in the amount of $10.0 million in order to satisfy Holdings’ commitment to Nabors that was otherwise guaranteed by First Reserve.

At December 31, 2013 and 2012, Sabine was in compliance with its financial debt covenants under the Credit Facility.

Term Loan Agreement

The Company entered into a $500 million term loan agreement (“Term Loan”) on December 14, 2012 with a maturity date of November 16, 2016. On January 23, 2013, the syndication was completed with an additional funding of $150 million bringing the outstanding balance to $650 million as of December 31, 2013. Proceeds from the Term Loan were used to acquire oil and natural gas properties in December 2012 and repay borrowings under the Credit Facility in the first quarter of 2013.

Borrowings made under the Term Loan are subordinate to the liens and security interests securing the Credit Facility.

Interest on borrowings under the Term Loan accrues at variable interest rates at either a Eurodollar rate or an alternate base rate (ABR). Effective with the close of the syndicate in January 2013, the Eurodollar rate is calculated as London Interbank Offered Rate (LIBOR) with a floor of 1.25%, plus an applicable margin of 7.50%. The Company elects the basis of the interest rate at the time of each borrowing. The weighted average interest rate incurred on this indebtedness for the years ended December 31, 2013 and 2012 was 8.8% and 10.0%, respectively.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

6.         Member’s Capital

Common Units

The Company is authorized to issue one class of units to be designated as “Common Units”. The Units are not represented by certificates. All Common Units are issued at a price equal to $1,000 per unit.

In June 2013, the Company made a one time payment to Nabors Industries LTD “Nabors” in the amount of $10.0 million in order to satisfy Holdings’ commitment to Nabors that was otherwise guaranteed by First Reserve.

Incentive Units

In addition to common units, Holdings established an incentive plan which provides for incentive units which have been issued to certain of our directors, officers and employees. The incentive units have no voting rights and participate only upon liquidation events meeting certain requisite financial thresholds. No compensation expense related to the incentive units has been recognized by the Company as the occurrence of a liquidation event is not considered probable, and thus the value of the incentive, if any, cannot be determined.

7.         Statement of Cash Flows

During the year ended December 31, 2013, the Company’s noncash investing and financing activities consisted of the following transactions:

•                  Recognition of an asset retirement obligation for the plugging and abandonment costs related to the Company’s oil and natural gas properties valued at $1.0 million.

•                  Working capital related to capital expenditures as of December 31, 2013 was $90.3 million.

During the year ended December 31, 2012, the Company’s noncash investing and financing activities consisted of the following transactions:

•                  Recognition of an asset retirement obligation for the plugging and abandonment costs related to the Company’s oil and natural gas properties valued at $1.9 million.

•                  Working capital related to capital expenditures as of December 31, 2012 was $25.9 million.

•                  In-kind contribution of assets for an equity interest in the Company of $178.0 million.

Sabine paid $89.7 million and $47.1 million for interest during 2013 and 2012, respectively.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

8.         Derivative Financial Instruments

The Company is exposed to risks associated with unfavorable changes in the market price of natural gas as a result of the forecasted sale of its production and uses derivative instruments to hedge or reduce its exposure to certain of these risks. For these derivative instruments, the Company did not elect hedge accounting for accounting purposes or did not qualify for hedge accounting treatment and, accordingly, recorded the net change in the mark-to-market valuation of these derivative instruments in the Consolidated Statements of Operations.

All of our derivative instruments serve as economic hedges and are recorded at fair value with gains and losses recognized immediately in earnings. These marked-to-market adjustments will produce a degree of earnings volatility that can be significant from period to period, but such adjustments will have no cash flow impact relative to changes in market prices. The impact to cash flow occurs upon settlement of the underlying contract.

Throughout the year ended December 31, 2013, the Company has executed derivative contracts as market conditions allowed in order to economically hedge our anticipated future cash flows from oil and natural gas producing activities. These include both oil and natural gas fixed-price swap agreements covering certain portions of our anticipated 2013, 2014, and 2015 production volumes.  Additionally, the Company executed option contracts including purchased and written oil and natural gas call agreements, as well as purchased and written oil and natural gas put agreements, covering certain portions of our anticipated 2014 oil and natural gas production. No material premiums were recognized as a result of these option agreements.  None of the fixed-price swap or option contracts executed during 2013 were designated for hedge accounting, with all mark to market changes in fair value recognized currently in earnings.  See the table below for specific volume, timing, and pricing details regarding our outstanding trade positions.

In December 2012, the Company entered into certain oil and natural gas swap contracts covering a portion of anticipated production for 2013 and 2014. These contracts were not designated as cash flow hedges at the time of their execution, with all mark to market changes recognized currently in earnings. See the table below for specific volume, timing, and pricing details regarding our trade positions.

Additionally, during 2012 and in prior years, the Company entered into certain option contracts on oil and natural gas. These included purchased natural gas puts, written oil and natural gas calls, and written oil and natural gas puts for periods from 2014 through 2016, for which a net premium was recognized. The net unamortized premium included in short term and long term derivative liabilities is $7.2 million and $9.0 million, respectively, at December 31, 2013. See the table below for specific volume, timing, and pricing details regarding our derivative positions.

The following swaps and options were outstanding with associated notional volumes and contracted swap, floor, and ceiling prices that represent hedge weighted average prices for the index specified as of December 31, 2013:

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

Natural Gas

			Weighted Average Prices
Settlement Period	Derivative Instrument	Notional Amount	Swap	Sub Floor	Floor	Ceiling
		(Mmbtu)	($/Mmbtu)

2014	Swap	19,722,000	$4.06	$—	$—	$—
2014	Swap with sub floor	3,128,000	$3.99	$3.25	$—	$—
2014	Three-way collar	4,554,000	$—	$3.50	$4.50	$5.25
2014	Three-way collar	3,096,000	$—	$3.50	$4.50	$4.50
2014	Three-way collar	18,775,000	$—	$3.25	$4.50	$4.50
2015	Swap	18,250,000	$4.09	$—	$—	$—
2015	Sold Call	21,900,000	$—	$—	$—	$5.25
2016	Sold Call	21,960,000	$—	$—	$—	$5.00

Oil

			Weighted Average Prices
Settlement Period	Derivative Instrument	Notional Amount	Swap	Sub Floor	Floor	Ceiling
		(Bbl)	($/Bbl)

2014	Swap	1,264,725	$92.25	$—	$—	$—
2014	Swap with sub floor	122,275	$89.13	$70.00	$—	$—
2014	Sold Call	73,000	$—	$—	$—	$100.00
2015	Swap	365,000	$89.50	$—	$—	$—
2015	Sold Call	200,750	$—	$—	$—	$106.36

The Company recorded a short term and a long term derivative asset of $7.8 million and $4.3 million, respectively, and recorded a short term and a long term derivative liability of $11.6 million and $11.3 million, respectively, related to the fair value of the derivative instrument’s prices on related volumes as of December 31, 2013.

	For the Year Ended December 31,
	2013	2012
	(in thousands)

Gain on commodity derivative instruments	$814	$29,267

We received $46.2 million and $104.9 million on settlements of derivatives in 2013 and 2012, respectively.

Our derivative contracts are executed with counterparties under certain master netting agreements that allow us to offset assets due from, and liabilities due to, the counterparties. The table below presents the carrying value of our derivative assets and liabilities both before and after the impact of such netting agreements on our Consolidated Balance Sheets as of December 31, 2013 and December 31, 2012:

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

	Derivative Assets
		December 31, 2013	December 31, 2012
		(in thousands)
		Fair Value
Current assets	Derivative Instruments	$15,859	$55,230
Current liabilities (1)	Derivative Instruments	2,826	45
Total current asset fair value		18,685	55,275

Other assets	Derivative Instruments	6,488	11,908
Long term liabilities (1)	Derivative Instruments	223	5,727
Total long term asset fair value		6,711	17,635

Less: Counterparty set-off		(13,258)	(16,404)
Total derivative asset net fair value		$12,138	$56,506

	Derivative Liabilities
		December 31, 2013	December 31, 2012
		(in thousands)
		Fair Value
Current liabilities	Derivative Instruments	$(14,451)	$(3,921)
Current assets (1)	Derivative Instruments	(8,052)	(375)
Total current liability fair value		(22,503)	(4,296)

Long term liabilities	Derivative Instruments	(11,496)	(23,744)
Other assets (1)	Derivative Instruments	(2,156)	(10,256)
Total long term liability fair value		(13,652)	(34,000)

Less: Counterparty set-off		13,258	16,404
Total derivative liability net fair value		$(22,897)	$(21,892)

(1) Impact of counterparty right of set-off for derivative instruments subject to certain master netting agreements.

At December 31, 2013, and December 31, 2012, none of our outstanding derivatives contained credit-risk related contingent features that would result in a material adverse impact to us upon any change in our credit ratings.

9.                                      Fair Value Measurements

As discussed in Note 8, the Company utilizes derivative instruments to hedge against the variability in cash flows associated with the forecasted sale of its anticipated future natural gas production. The Company generally hedges a substantial, but varying, portion of anticipated natural gas production for the next 12 to 60 months. These derivatives are carried at fair value on the Consolidated Balance Sheets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 — Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, basis swaps, options, and collars.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following table sets forth, by level, within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value as of December 31, 2013 and 2012. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Recurring Fair Value Measures
	(in millions)
	Level 1	Level 2	Level 3	Total

As of December 31, 2013
Derivative Assets	$—	$12.1	$—	$12.1
Derivative Liabilities	—	(22.9)	—	(22.9)
Total	$—	$(10.8)	$—	$(10.8)

	Level 1	Level 2	Level 3	Total

As of December 31, 2012
Derivative Assets	$—	$56.5	$—	$56.5
Derivative Liabilities	—	(21.9)	—	(21.9)

Total	$—	$34.6	$—	$34.6

Derivatives listed above include commodity swaps, basis swaps, put and call options that are carried at fair value. The fair value amounts on the Consolidated Balance Sheets associated with the Company’s derivatives resulted from Level 2 fair value methodologies, that is, the Company is able to value the assets and liabilities based on observable market data for similar instruments. The amounts above include the impact of netting assets and liabilities with counterparties with which the right of offset exists.

The observable data includes the forward curve for commodity prices and interest rates based on quoted markets prices and prospective volatility factors related to changes in commodity prices, as well as the impact of our non-performance risk of the counterparties which is derived using credit default swap values.

The Company measures fair value of its long term debt based on a Level 2 methodology using quoted market prices with consideration given to the effect of the Company’s credit risk. The carrying value of the Company’s Credit Facility and Term Loan approximate fair value based on current rates applicable to similar instruments. The following table outlines the fair value of our 2017 Notes as of December 31, 2013 and 2012:

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

	December 31,	December 31,
	2013	2012
	(in thousands)
2017 Senior Notes
Carrying Value	$348,040	$347,411
Fair Value	$327,698	$326,050

We utilize fair value on a non-recurring basis to perform impairment tests as required on our inventory, property, plant and equipment, goodwill and intangible assets. No impairment charge for gas gathering and processing equipment was recorded in the year ended December 31, 2013. For the year ended December 31, 2012, we recognized $21.4 million of impairment charges for gas gathering and processing equipment. For the years ended December 31, 2013 and 2012, we recognized $1.1 million and $1.2 million, respectively, of impairment charges related to the write-down of carrying value of certain sizes of casing inventory. Assets and liabilities acquired in business combinations are recorded at their fair value as of the date of acquisition (Note 4). The inputs used to determine such fair value are primarily based upon internally developed cash flow models and would generally be classified as Level 3. Additionally, we use fair value to determine the inception value of our asset retirement obligations. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition, and would generally be classified as Level 3.

10.                     Commitments and Contingencies

From time to time, the Company may be a plaintiff or defendant in a pending or threatened legal proceeding arising in the normal course of its business. All known liabilities are accrued when probable and reasonably estimable based on the Company’s best estimate of the potential loss. While the outcome and impact of currently pending legal proceedings cannot be predicted with certainty, the Company’s management and legal counsel believe that the resolution of these proceedings through settlement or adverse judgment will not have a material adverse effect on the Company’s consolidated operating results, financial position or cash flows.

Holdings has entered into a Committed Oilfield Services Agreement (the “Services Agreement”) with Nabors, which grants Nabors service contracts with revenues of no less than 20% and 75% of the Company’s gross spend on hydraulic fracturing services and drilling and directional services, respectively, through December 13, 2016. If at any yearly anniversary of the execution of the Services Agreement, we have failed to meet the revenue commitment for the previous 12-month period and Nabors has complied with its service obligations under the Services Agreement, Holdings may be required to pay Nabors an amount equal to the revenue shortfall multiplied by 40%, which would likely result in Holdings requesting that the Company settle such obligations. For the annual period ended December 31, 2013, the Company recognized a shortfall and penalty amount due to Nabors under the terms of the services agreement of $1.7 million which is included in “Accrued operating expenses and other” liabilities on the Consolidated Balance Sheets and “Other income (expense)” on the Consolidated Statements of Operations as of December 31, 2013 and was paid in January 2014.

As part of our ongoing operations, since inception we have contracted with affiliates of Nabors to secure drilling rigs and other services for the oil and natural gas well activity we have undertaken. Amounts paid to affiliates of Nabors under these agreements totaled $55.2 million and $42.8 million for the years ended December 31, 2013 and 2012, respectively, and the Company recognized a liability on our Consolidated Balance Sheets as of December 31, 2013 and 2012 of $8.5 million and $3.6 million, respectively, for these services which are reflected in “Accounts payable — trade” and “Accrued exploration and development” balances on our Consolidated Balance Sheets.

As of December 31, 2013 total future commitments relating to our secured rig and servicing contracts were $68.9 million over the next five years, which does not include non-contracted services or any estimated shortfalls required by the Nabors Services Agreement.

The Company leases approximately 73,000 square feet of office space in downtown Houston, Texas, under a lease, which was amended effective January 1, 2014 to terminate on April 30, 2016. The average rent for this space over the life of the lease is approximately $1.8 million per year. As of December 31, 2013, total future commitments are $5.4 million.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The Company leases approximately 11,000 square feet of office space in downtown Denver, Colorado. The lease terminates on August 31, 2014 and the Company has the option to extend its lease term for an additional 60 months. This lease is sub leased out with proceeds to offset the rent commitments. As of December 31, 2013 total future commitments are $0.2 million.

Rent expense was approximately $1.8 million and $1.4 million for the years ended December 31, 2013 and 2012, respectively.

The Company leases various office and production equipment. As of December 31, 2013, total future commitments are $0.8 million. The majority of our operating leases continue with a month to month lease term after initial contractual obligations have expired.

As is customary in the oil and natural gas industry, the Company may at times have commitments in place to reserve or earn certain acreage positions or wells. If the Company does not pay such commitments, the acreage positions or wells may be lost.

A summary of our contractual obligations as of December 31, 2013 is provided in the following table:

	Payments due by period
	For the Year Ending December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
	(in millions)
Senior Secured revolving credit facility (1)	$—	$—	$250.0	$—	$—	$—	$250.0
Second Lien term loan (1)	—	—	650.0	—	—	—	650.0
2017 Senior Notes	34.1	34.1	34.1	366.8	—	—	469.1
Drilling rig commitments (2)	19.3	28.5	20.1	1.0	—	—	68.9
Office and equipment leases	3.1	2.5	0.9	—	—	—	6.5
Other	0.9	0.3	0.1	—	—	—	1.3
Total	$57.4	$65.4	$955.2	$367.8	$—	$—	$1,445.8

(1)         Includes outstanding principal amounts at December 31, 2013. This table does not include future commitment fees, interest expense or other fees on these facilities because they are floating rate instruments and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

(2)         At December 31, 2013, we had three drilling rigs under contract which expires in 2016. Any other rig performing work for us is doing so on a well-by-well basis and therefore can be released without penalty at the conclusion of drilling on the current well. These types of drilling obligations have not been included in the table above. The values in the table represent the gross amounts that we are committed to pay. However, we will record in our financials our proportionate share based on our working interest.

11.                     Employee Benefit Plans

The Company co-sponsors a 401(k) tax deferred savings plan (the Plan) and makes it available to employees. The Plan is a defined contribution plan, and the Company may make discretionary matching contributions of up to 6% of each participating employee’s compensation to the Plan. The contributions made by the Company totaled approximately $972,000 and $905,000 during the years ended December 31, 2013 and 2012, respectively.

12.                     Subsequent Events

Management has evaluated subsequent events through March 31, 2014, which represents the date the consolidated financial statements were issued.

On March 25, 2014, the Company completed the acquisition of certain oil and natural gas properties in North Texas for approximately $20 million. The acquisition qualifies as a business combination; however, no further disclosure is feasible as of the date of this report as the Company is still in the process of determining fair value.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

13.                     Selected Quarterly Financial Data (Unaudited)

	2013
	First (As Restated)	Second (As Restated)	Third (As Restated)	Fourth	Total
	(In thousands)
Total oil, natural gas liquids and natural gas	$67,523	$81,356	$96,007	$109,337	$354,223
Income from operations	$17,317	$24,934	$32,737	$33,334	$108,322
Net income (loss) applicable to controlling interests	$(25,575)	$28,291	$6,546	$1,315	$10,577

	2012
	First (As Restated)	Second (As Restated)	Third (As Restated)	Fourth	Total (As Restated)
	(In thousands)
Total oil, natural gas liquids and natural gas	$48,897	$38,580	$41,590	$48,355	$177,422
Loss from operations	$(88,129)	$(307,975)	$(233,930)	$(36,147)	$(666,181)
Net loss applicable to controlling interests	$(61,454)	$(326,616)	$(258,390)	$(40,322)	$(686,782)

The Company is restating its financial statements for each of the fiscal quarters ended March 31, 2013 and 2012, June 30, 2013 and 2012, and September 30, 2013 and 2012 with respect to the accounting and disclosures for certain derivative financial transactions under Accounting Standards Codification Topic 815,  Derivatives and Hedging  (“ASC 815”). The Company determined that the formal documentation it had prepared to support its initial hedge designations for effectiveness in connection with the Company’s oil hedging program was not compliant with the technical documentation requirements to qualify for cash flow hedge accounting treatment in accordance with ASC 815, and as a result, the Company was not permitted to utilize hedge accounting treatment in the preparation of its financial statements. The restatements eliminate hedge accounting treatment which had been applied in 2013 and 2012 and reflect other immaterial adjustments to oil and natural gas sales.

Under ASC 815, the fair value of hedge contracts is recognized in the Company’s Consolidated Balance Sheets as an asset or liability, as the case may be, and the amounts received or paid under the hedge contracts are reflected in earnings during the period in which the underlying production occurs. If the hedge contracts qualify for cash flow hedge accounting treatment, the fair value of the hedge contract that is effective in offsetting changes in expected cash flows (the effective portion) is recorded in “Accumulated other comprehensive income”, and the effective portion of the changes in the fair value do not affect net income in the period. The portion of the change in fair value of the qualified derivative instrument that was not effective in offsetting changes in expected cash flows (the ineffective portion), as well as any amount excluded from the assessment of the effectiveness of the derivative instruments, are recognized in earnings. If the hedge contract does not qualify for hedge accounting treatment, the change in the fair value of the hedge contract is reflected in earnings during the period as a “Gain (loss) on derivatives”. Under the cash flow hedge accounting treatment used by the Company, the effective portion of the fair value of the hedge contracts was recognized in the Consolidated Balance Sheets with the offsetting gain or loss recorded initially in “Accumulated other comprehensive income” and later reclassified through earnings when the hedged production impacted earnings. The ineffective portion of the designated derivative instruments was recognized in “Gain on derivative instruments” within Other income (expenses) on the Consolidated Statements of Operations.  As a result of the determination that the designation documentation failed to meet the requirements necessary to utilize cash flow hedge accounting treatment, any gain or loss resulting from changes in fair value should have been recorded in the Consolidated Statements of Operations as a component of earnings. The Company previously recognized gains and losses resulting from the settlement of its designated derivative financial instruments as a component of Revenues, and has reclassified gains in 2012 to “Gain on derivative instruments” within other Other income (expenses) as a result of eliminating hedge accounting.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

The following tables present the restated condensed Consolidated Balance Sheets as of March 31, 2013 and 2012, June 30, 2013 and 2012 and September 30, 2013 and 2012, the restated condensed Consolidated Statements of Operations for the three months ended March 31, 2013 and 2012, June 30, 2013 and 2012 and September 30, 2013 and 2012 and the condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2012, six months ended June 30, 2013 and 2012 and nine months ended September 30, 2013 and 2012:

	March 31, 2013			June 30, 2013			September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Assets
Derivative instruments	$29,403	$(1,292)	$28,111	$37,802	$(2,599)	$35,203	$29,800	$(3,841)	$25,959
Property, plant and equipment:
Oil and natural gas properties (full cost method)
Proved	2,907,592	(14,470)	2,893,122	3,027,316	(14,470)	3,012,846	3,154,639	(14,470)	3,140,169
Accumulated depletion, depreciation and amortization	(1,892,001)	(61,114)	(1,953,115)	(1,924,809)	(59,933)	(1,984,742)	(1,962,242)	(58,711)	(2,020,953)
Other assets:
Derivative instruments	3,901	(3,788)	113	8,276	(2,481)	5,795	6,441	(1,239)	5,202
Total assets	$1,686,206	$(80,664)	$1,605,542	$1,778,925	$(79,483)	$1,699,442	$1,858,139	$(78,261)	$1,779,878
Liabilities and member’s capital
Current liabilities:
Other short term liabilities	$143	$—	$143	$2,707	$(2,599)	$108	$3,972	$(3,841)	$131
Long term liabilities:
Other long term liabilities	5,124	(5,080)	44	2,499	(2,481)	18	1,239	(1,239)	—
Member’s capital:
Member’s capital	1,533,008	—	1,533,008	1,533,008	(10,000)	1,523,008	1,533,008	(10,000)	1,523,008
Accumulated deficit	(1,316,493)	(41,657)	(1,358,150)	(1,295,200)	(34,659)	(1,329,859)	(1,283,000)	(40,313)	(1,323,313)
Accumulated other comprehensive income	33,927	(33,927)	—	29,744	(29,744)	—	22,868	(22,868)	—
Total controlling interests member’s capital	250,442	(75,584)	174,858	267,552	(74,403)	193,149	272,876	(73,181)	199,695
Total member’s capital	250,442	(75,584)	174,858	267,552	(74,403)	193,149	272,876	(73,181)	199,695
Total liabilities and member’s capital	$1,686,206	$(80,664)	$1,605,542	$1,778,925	$(79,483)	$1,699,442	$1,858,139	$(78,261)	$1,779,878

	March 31, 2012			June 30, 2012			September 30, 2012
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Assets
Property, plant and equipment:
Accumulated depletion, depreciation and amortization	$(1,200,366)	$(100,203)	$(1,300,569)	$(1,513,780)	$(108,801)	$(1,622,581)	$(1,763,270)	$(99,091)	$(1,862,361)
Other assets:
Derivative instruments	39,114	—	39,114	30,121	(5,080)	25,041	13,339	(5,080)	8,259
Total assets	$1,565,078	$(100,203)	$1,464,875	$1,213,088	$(113,881)	$1,099,207	$921,246	$(104,171)	$817,075
Liabilities and member’s capital
Long term liabilities:
Other long term liabilities	$721	$—	$721	$5,667	$(5,080)	$587	$5,535	$(5,080)	$455
Member’s capital:
Accumulated deficit	(750,736)	43,487	(707,249)	(1,034,326)	463	(1,033,863)	(1,270,511)	(21,742)	(1,292,253)
Accumulated other comprehensive income	143,690	(143,690)	—	109,264	(109,264)	—	77,349	(77,349)	—
Total liabilities and member’s capital	$1,565,078	$(100,203)	$1,464,875	$1,213,088	$(113,881)	$1,099,207	$921,246	$(104,171)	$817,075

Consolidated Financial Statements

Sabine Oil & Gas LLC

Notes to Consolidated Financial Statements (2013 amounts and disclosures are unaudited)

Sabine Oil and Gas LLC
Consolidated Statements of Operations
(Unaudited)

	Three months ended March 31, 2013			Three months ended June 30, 2013			Three months ended September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Revenues
Oil, natural gas and natural gas liquids	$68,283	$(760)	$67,523	$81,356	$—	$81,356	$96,007	$—	$96,007
Gain on derivative instruments	15,004	(15,004)	—	5,205	(5,205)	—	—	—	—
Total revenues	83,460	(15,764)	67,696	86,762	(5,205)	81,557	96,260	—	96,260

Operating expenses
Marketing, gathering, transportation and other	5,237	(760)	4,477	3,744	—	3,744	4,286	—	4,286
Depletion, depreciation and amortization	27,285	(1,113)	26,172	32,893	(1,181)	31,712	37,518	(1,222)	36,296
Impairments	12,719	(12,719)	—	4	—	4	2	—	2
Total operating expenses	64,971	(14,592)	50,379	57,804	(1,181)	56,623	64,745	(1,222)	63,523
Other income (expenses)
Gain (loss) on derivative instruments	(5,472)	(14,113)	(19,585)	27,284	1,022	28,306	5,932	(6,876)	(944)
Other income (expense)	11	—	11	(9,971)	10,000	29	82	—	82
Total other income (expenses)	(28,779)	(14,113)	(42,892)	(7,665)	11,022	3,357	(19,315)	(6,876)	(26,191)
Net income (loss) including noncontrolling interests	(10,290)	(15,285)	(25,575)	21,293	6,998	28,291	12,200	(5,654)	6,546
Net income (loss) applicable to controlling interests	$(10,290)	$(15,285)	$(25,575)	$21,293	$6,998	$28,291	$12,200	$(5,654)	$6,546

	Three months ended March 31, 2012			Three months ended June 30, 2012			Three months ended September 30, 2012
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Revenues
Oil, natural gas liquids and natural gas	$49,816	$(919)	$48,897	$38,580	$—	$38,580	$41,590	$—	$41,590
Gain on derivative instruments	26,405	(26,405)	—	31,669	(31,669)	—	27,060	(27,060)	—
Total revenues	76,132	(27,324)	48,808	70,237	(31,669)	38,568	68,698	(27,060)	41,638

Operating expenses
Marketing, gathering, transportation and other	5,530	(919)	4,611	4,177	—	4,177	4,429	—	4,429
Depletion, depreciation and amortization	27,028	(1,548)	25,480	24,267	(955)	23,312	20,296	(983)	19,313
Impairments	140,603	(54,296)	86,307	291,698	9,553	301,251	233,923	1,153	235,076
Loss on sale of assets	—	—	—	—	—	—	9,880	(9,880)	—
Total operating expenses	193,700	(56,763)	136,937	337,945	8,598	346,543	285,278	(9,710)	275,568
Other income (expenses)
Gain (loss) on derivative instruments	(640)	39,258	38,618	(4,488)	(2,758)	(7,246)	(8,212)	(4,854)	(13,066)
Total other income (expenses)	(12,610)	39,258	26,648	(15,886)	(2,758)	(18,644)	(19,592)	(4,854)	(24,446)
Net loss including noncontrolling interests	(130,178)	68,697	(61,481)	(283,594)	(43,025)	(326,619)	(236,172)	(22,204)	(258,376)
Net loss applicable to controlling interests	$(130,151)	$68,697	$(61,454)	$(283,591)	$(43,025)	$(326,616)	$(236,186)	$(22,204)	$(258,390)

Sabine Oil and Gas LLC
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2013			Six months ended June 30, 2013			Nine months ended September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Cash flows from operating activities:
Net income (loss), including noncontrolling interest	$(10,290)	$(15,285)	$(25,575)	$11,003	$(8,287)	$2,716	$23,203	$(13,941)	$9,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	27,285	(1,113)	26,172	60,177	(2,294)	57,883	97,695	(3,516)	94,179
Impairments	12,719	(12,719)	—	12,723	(12,719)	4	12,725	(12,719)	6
(Gain) loss on derivative instruments	5,574	29,117	34,691	(18,731)	33,300	14,569	(13,138)	40,176	27,038
Net cash provided by operating activities	$22,197	$—	$22,197	$83,386	$10,000	$93,386	$139,771	$10,000	$149,771
Cash flows from financing activities:
Distributions to member	$—	$—	$—	$—	$(10,000)	$(10,000)	$—	$(10,000)	$(10,000)
Net cash provided by (used in) financing activities	$49,753	$—	$49,753	$52,364	$(10,000)	$42,364	$107,845	$(10,000)	$97,845

	Three months ended March 31, 2012			Six months ended June 30, 2012			Nine months ended September 30, 2012
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Cash flows from operating activities:
Net loss, including noncontrolling interest	$(130,178)	$68,697	$(61,481)	$(413,772)	$25,672	$(388,100)	$(649,944)	$3,468	$(646,476)
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	27,028	(1,548)	25,480	51,296	(2,503)	48,793	71,592	(3,486)	68,106
Impairments	140,603	(54,296)	86,307	432,301	(44,743)	387,558	666,223	(43,590)	622,633
Loss on sale of asset	439	—	439	438	—	438	10,318	(9,880)	438
Loss on derivative instruments	49	(12,853)	(12,804)	(1,098)	21,574	20,476	11,524	53,488	65,012
Net cash provided by operating activities	$31,629	$—	$31,629	$79,392	$—	$79,392	$106,973	$—	$106,973

SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental information regarding our oil and natural gas producing activities is presented in accordance with the requirements of Section 932-235-50 of the ASC.

Costs Incurred

The costs incurred in oil and natural gas acquisitions, exploration and development activities were as follows:

	For the Year Ended December 31,
	2013	2012
	(in thousands)
Property acquisition costs, proved	$—	$429,682	(1)
Property acquisition costs, unproved	51,184	165,657	(1)
Exploration and extension well costs	4,553	43,097	(1)
Development costs	371,525	56,112	(1)
Asset retirement costs	993	1,887
Total Costs	$428,255	$696,435	(1)

(1)         The Company revised this previously reported unaudited financial information to exclude the proceeds from divested properties of $39.2 million, remove the effects of bargain purchase gains as restated and to conform to current period presentation.

Capitalized Costs

The capitalized costs in oil and natural gas properties were as follows:

	For the Year Ended December 31,
	2013	2012
	(in thousands)
		(As Restated)

Proved properties	$3,204,317	$2,825,430
Unproved properties	208,823	332,898
	3,413,140	3,158,328

Accumulated depletion, depreciation and amortization	(2,049,132)	(1,914,919)
Net capitalized costs	$1,364,008	$1,243,409

Results of Operations

Results of operations for oil and natural gas producing activities, which exclude processing and other activities, corporate general and administrative expenses, and straight-line depreciation expense on non oil and natural gas assets, were as follows:

	For the Year Ended December 31,
	2013	2012
	(in thousands)
		(As Restated)

Revenues
Oil, natural gas liquids and natural gas	$354,223	$177,422

Operating expenses:
Lease operating	42,491	41,011
Workover	2,160	2,638
Marketing, gathering, transportation and other	17,567	17,491
Production and ad valorem taxes	17,824	4,400
Depletion, depreciation and amortization	134,213	87,625
Impairments	—	641,891
Results of operations	$139,968	$(617,634)

Oil and Natural Gas Reserves and Related Financial Data

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir also may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates may occur from time to time.

The following tables set forth our total proved reserves and the changes in our total proved reserves. These reserve estimates are based in part on reports prepared by Ryder Scott and Miller and Lents, independent petroleum engineers, utilizing data compiled by us. In preparing their reports, Ryder Scott evaluated properties representing all of our proved reserves at December 31, 2013 and Miller and Lents evaluated properties representing all of our proved reserves at December 31, 2012. Our proved reserves are located onshore in the United States. There are many uncertainties inherent in estimating proved reserve quantities, and projecting future production rates and the timing of future development expenditures. In addition, reserve estimates of new discoveries are more imprecise than those of properties with production history. Accordingly, these estimates are subject to change as additional information becomes available. Proved reserves are the estimated quantities of oil, natural gas liquids and natural gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in future years from known oil and natural gas reservoirs under existing economic conditions, operating methods and government regulations at the end of the respective years. Proved developed reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves as of December 31, 2013 and 2012 were estimated using the average of the historical unweighted first-day-of-the-month prices of oil and natural gas for the prior twelve months as required under SEC rules. The average of the historical unweighted first-day-of-the-month prices for the prior twelve month periods ended December 31, 2013 and 2012 were $3.67 and $2.76, respectively, for natural gas. The average of the historical unweighted first-day-of-the-month prices for the prior twelve month periods ended December 31, 2013 and 2012 were $96.78 and $94.71, respectively, for oil. The average of the historical unweighted first-day-of-the-month prices for the prior twelve months as of March 2013 is $3.99 for natural gas and $98.30 for oil, and the future prices actually received may materially differ from current prices or the prices used in making the reserve estimates impacting the amount of proved developed and proved undeveloped reserves as of December 31, 2013. With respect to future development costs and operating expenses, the Company derived estimates using the current cost environment at year end, which is consistent with current SEC rules.

Estimated Proved Reserves	Oil (Mbbls)	NGLS (Mbbls)	Natural Gas (Bcf)	Natural Gas Equivalents (Bcfe)
December 31, 2011	5.9	26.0	1,170.0	1,361.4
Revisions of previous estimates	(2.2)	(12.2)	(504.3)	(591.1)
Extensions and discoveries	2.2	0.4	2.6	18.0
Production	(0.3)	(0.9)	(41.1)	(48.6)
Purchases of minerals in Place	10.5	16.2	117.5	277.8
Sales of minerals in Place	(0.1)	(0.1)	(35.7)	(36.7)
December 31, 2012	16.0	29.4	709.0	980.8
Revisions of previous estimates	0.1	—	(58.3)	(57.4)
Extensions and discoveries	6.9	5.4	73.7	147.5
Production	(1.4)	(1.8)	(44.0)	(63.4)
Sales of minerals in Place	(4.7)	(8.0)	(92.1)	(168.2)
December 31, 2013	16.9	25.0	588.3	839.3

Estimated Proved Developed Reserves
December 31, 2012	3.8	10.3	415.0	499.2
December 31, 2013	6.0	11.6	360.6	466.1

The proved oil and natural gas reserves utilized in the preparation of the financial statements were estimated by Ryder Scott as of December 31, 2013 and Miller & Lents as of December 31, 2012.  These independent petroleum consultants made their estimations in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalation except by contractual agreement.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following information was developed utilizing procedures prescribed by ASC 932, Disclosures about Oil and Natural Gas Producing Activities.  The information is based on estimates prepared by our petroleum engineering staff. The “standardized measure of discounted future net cash flows” should not be viewed as representative of the current value of our proved oil and natural gas reserves.  It and the other information contained in the following tables may be useful for certain comparative purposes, but should not be solely relied upon in evaluating us or our performance.

In reviewing the information that follows, we believe that the following factors should be taken into account:

•                  future costs and sales prices will probably differ from those required to be used in these calculations;

•                  actual production rates for future periods may vary significantly from the rates assumed in the calculations;

•                  a 10% discount rate may not be reasonable relative to risk inherent in realizing future net oil and natural gas revenues.

Under the standardized measure, future cash inflows were estimated by using the average of the historical unweighted first-day-of-the-month prices of oil and natural gas for the prior twelve month periods ended December 31, 2013 and 2012. Future cash inflows do not reflect the impact of open hedge positions. Future cash inflows were reduced by estimated future development and production costs based on year end costs in order to arrive at net cash flows before tax. Use of a 10% discount rate and year-end prices and costs are required by ASC 932.

In general, management does not rely on the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible outcomes.

The standardized measure of discounted future net cash flows from our estimated proved oil and natural gas reserves follows:

	For the Year Ended December 31,
	2013	2012
	(in thousands)

Future cash inflows	$4,667,459	$4,615,745
Less related future:
Production costs	(1,127,359)	(1,413,634)
Development costs	(682,876)	(1,055,357)
Future net cash inflows	2,857,224	2,146,754

10% annual discount for estimated timing of cash flows	(1,506,352)	(1,236,961)

Standardized measure of discounted future net cash flows	$1,350,872	$909,793

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves follows:

	For the Year Ended December 31,
	2013	2012
	(in thousands)
Beginning Balance	$909,793	$1,169,269
Revisions of previous estimates
Changes in prices and costs	186,943	(105,480	)(1)
Changes in quantities	45,167	(561,009	)(1)
Additions to proved reserves	392,752	35,351
Purchases of reserves	—	467,885	(1)
Sales of reserves	(152,677)	(26,436	)(1)
Accretion of discount	90,973	116,927
Sales of oil and gas, net	(274,180)	(114,520	)(1)
Change in estimated future development costs	22,181	(5,636	)(1)
Previously estimated development costs incurred	117,377	29,068
Changes in rate of production and other, net	12,543	(95,626	)(1)

Net change	441,079	(259,476)

Ending Balance	$1,350,872	$909,793

(1)         The Company has revised this previously reported unaudited financial information.